Exhibit 99.4
Bezeq The Israel
Telecommunication Corporation Ltd.
Condensed Separate Interim
Financial Information as at
June 30, 2012
(Unaudited)

The information contained in these financial reports constitutes a translation of the financial reports published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at June 30, 2012 (Unaudited)

Contents	Page

Review Report	2

Condensed Separate Financial Information as at June 30, 2012 (Unaudited)
Condensed Interim Statements of Financial Position	3
Condensed Interim Information of Income	5
Condensed Interim Information of Comprehensive Income	6
Condensed Interim Information of Cash Flows	7
Notes to the Condensed Separate Interim Financial Information	9

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

To:
The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Special auditors’ report on the separate interim financial information according to Regulation 38D of the Securities Regulations  (Periodic and Immediate Reports) - 1970

Introduction
We have reviewed the separate interim financial statements presented in accordance with Regulation 38D of the Securities Regulations  (Periodic and Immediate Reports) -1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter- “the Company”) as of June 30, 2012 and for the six and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information for these periods based on our review.

We did not review the separate interim financial information from the financial statements of investee companies in which investments amounted to NIS 243 million as of June 30, 2012, and the Company’s share in the profit from these investee companies amounted to NIS 68 million and NIS 3.8 million for the six and three month periods then ended, respectively.  The financial statements of those companies were reviewed by other auditors, whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the said review reports of the other auditors.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1 – "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we will become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review and the review reports of other accountants, nothing has come to our attention that causes us to believe that the abovementioned separate interim financial information is not prepared, in all material respects, in accordance with the Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) -1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4

Somekh Chaikin
Certified Public Accountants (Isr.)

August 1, 2012

Condensed Separate Interim Financial Information as at June 30, 2012 (Unaudited)

Condensed Interim Statements of Financial Position

	June 30, 2012	June 30, 2011		December 31, 2011
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Assets
Cash and cash equivalents	184	208		1,096
Investments, including derivatives	615	17	*	940
Trade receivables	790	749		731
Other receivables	223	79		212
Inventories	28	8		13
Loans and guarantees granted to investees	318	462	*	546
Assets classified as held for sale	28	20		23
Total current assets	2,186	1,543		3,561

Investments, including derivatives	72	81		77
Trade and other receivables	119	223		116
Property, plant and equipment	4,405	4,255		4,319
Intangible assets	345	308		368
Investments in investees	6,216	6,424	*	6,303
Loans and guarantees granted to investees	1,515	712	*	1,256
Deferred tax assets	160	252		216
Total non-current assets	12,832	12,255		12,655
Total assets	15,018	13,798		16,216

Condensed Separate Interim Financial Information as at June 30, 2012 (Unaudited)

Condensed Interim Statements of Financial Position (contd.)

	June 30, 2012	June 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	674	1,241	757
Trade payables	197	167	177
Other payables, including derivatives	401	572	592
Current tax liabilities	459	250	361
Deferred income	36	21	28
Provisions (Note 4)	150	233	163
Employee benefits	286	447	351
Dividend payable	970	972	971
Total current liabilities	3,173	3,903	3,400

Debentures	4,581	2,338	5,034
Bank loans	3,996	3,523	3,996
Employee benefits	183	221	182
Deferred and other income	41	6	30
Dividend payable	467	1,369	924
Total non-current liabilities	9,268	7,457	10,166

Total liabilities	12,441	11,360	13,566

Equity
Share capital	3,831	3,814	3,826
Share premium	82	35	68
Reserves	593	550	608
Deficit	(1,929)	(1,961)	(1,852)
Total equity	2,577	2,438	2,650
Total liabilities and equity	15,018	13,798	16,216

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

* Reclassified See Note 1.3

Date of approval of the financial statements: August 1, 2012

The accompanying notes to the condensed separate financial information are an integral part thereof.

Condensed Separate Interim Financial Information as at June 30, 2012 (Unaudited)

Condensed Interim Statements of Income

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	2,360	2,348	1,161	1,170	4,648

Cost of Activities
Depreciation and amortization	356	333	178	171	688
Salaries	534	575	267	291	1,089
Operating and general expenses (Note 3)	500	524	263	253	1,074
Other operating expenses (income), net	(6)	188	16	(62)	139
	1,384	1,620	724	653	2,990

Operating profit	976	728	437	517	1,658
Financing expenses (income)
Financing expenses	294	215	174	135	531
Finance revenues	(169)	(116)	(98)	(62)	(291)
Financing expenses, net	125	99	76	73	240

Profit after financing expenses, net	851	629	361	444	1,418
Share in earnings of investees, net	406	539	152	255	1,001
Profit before income tax	1,257	1,168	513	699	2,419
Income tax (see Note 5.4)	260	176	98	114	353
Profit for the period	997	992	415	585	2,066

The accompanying notes to the condensed separate interim financial information are an integral part thereof.

Condensed Separate Interim Financial Information as at June 30, 2012 (Unaudited)

Condensed  Interim Statement of Comprehensive Income

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	997	992	415	585	2,066
Items of other comprehensive income
Actuarial gains (losses) net of tax	-	-	-	-	28
Other items of comprehensive income (loss) for the period, net of tax	-	(1)	-	(1)	3
Effective portion of the change in fair value of the instruments used for cash flow hedging, net of tax	(2)	-	(2)	-	-
Other comprehensive income (loss) for the period, net of tax with respect to investees	(6)	-	-	-	4
Other comprehensive income (loss), net of tax	(8)	(1)	(2)	(1)	35

Total comprehensive income for the period	989	991	413	584	2,101

The accompanying notes to the condensed separate interim financial information are an integral part thereof.

Condensed Separate Interim Financial Information as at June 30, 2012 (Unaudited)

Condensed Interim Statement of Cash Flows

	For the six month period ended		For the three month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	997	992	415	585	2,066
Adjustments:
Depreciation	310	296	153	152	613
Amortization of intangible assets	46	37	25	19	75
Share in the profits of equity-accounted investees, net	(406)	(539)	(152)	(255)	(1,001)
Financing expenses, net	173	94	121	65	243
Capital loss (gain), net	2	(87)	26	(43)	(181)
Share-based payment transactions	39	83	19	42	165
Income tax expenses	260	176	98	114	353
Expenses (income) for derivatives, net	(6)	-	(11)	2	(21)

Change in inventory	(14)	7	(9)	1	2
Change in trade and other receivables	(82)	32	(11)	29	95
Change in trade and other payables	(91)	(162)	(181)	(77)	(80)
Change in provisions	(13)	3	(8)	(7)	(67)
Change in employee benefits	(64)	176	(32)	(50)	79
Change in deferred income	10		3		27

Net cash from (used in) operating activities with respect to transactions with investees	(17)	(29)	(25)	6	(34)

Net income tax paid	(117)	(164)	(55)	(87)	(228)
Net cash from operating activities	1,027	915	376	496	2,106

Cash flow used in investing activities
Investment in intangible assets	(70)	(69)	(34)	(39)	(167)
Proceeds from the sale of property, plant and equipment	68	235	22	48	228
Acquisition of financial assets held for trading	(1,851)	-	(751)	-	(2,850)
Proceeds from the sale of financial assets held for trading:	2,175		1,425	8	1,961
Purchase of property, plant and equipment	(437)	(569)	(204)	(280)	(998)
Net proceeds (payment) for derivatives	10	(11)	6	-	(5)
Proceeds from disposal of investments and long-term loans	3	3	6	2	7
Interest and dividends received	5	10	3	8	33
Increase in holdings in a subsidiary	(77)	-	(77)	-	-
Net cash from (used in) investment activities with respect to transactions with investees	452	450	855	231	507

Net cash from (used in) investment activities	278	49	1,251	(22)	(1,284)

The accompanying notes to the condensed separate interim financial information are an integral part thereof.

Condensed Separate Interim Financial Information as at June 30, 2012 (Unaudited)

Condensed Interim Statements of Cash Flows (cont.)

	For the six-month period ended		For the three-month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in financing activities
Bank loans received	-	1,600	-	1,600	2,200
Issue of debentures	-	400	-	400	3,092
Repayment of bank loans	(77)	-	-	-	(600)
Repayment of debentures	(316)	(691)	(316)	(666)	(702)
Dividend paid	(1,574)	(1,663)	(1,574)	(1,663)	(3,155)
Interest paid	(262)	(177)	(228)	(157)	(346)
Net proceeds (payment) for derivatives	10		10		(1)
Proceeds from exercise of options	2	10	2	6	21
Net cash from (used in) financing activities with respect to transactions with investees	-	(433)	-	(230)	(433)
Net cash from (used for) financing activities	(2,217)	(954)	(2,106)	(710)	76

Increase (decrease) in cash and cash equivalents	(912)	10	(479)	(236)	898
Cash and cash equivalents at the beginning of the period	1,096	198	663	444	198
Cash and cash equivalents at the end of the period	184	208	184	208	1,096

The accompanying notes to the condensed separate interim financial information are an integral part thereof.

Condensed Separate Interim Financial Information as at June 30, 2012 (Unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1.
Definitions

The Company - "Bezeq"  The Israel Telecommunication Corporation Limited.

Investee, the Group, Subsidiary, Interested Party  as these terms are defined in the Company's consolidated financial statements for 2011.

1.2.	Principles for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) -1970 and do not include all the information required under Regulation 9(C) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports) -1970 with respect to the separate financial information of the corporation. It should be read in conjunction with the separate financial information for the year ended December 31, 2011 and in conjunction with the condensed consolidated interim financial statements as at June 30, 2012 ("the Consolidated Financial Statements").

The accounting policies used for this condensed separate interim financial information are in accordance with the accounting policies specified in the separate financial information for the year ended December 31, 2011.

1.3.	Some of the amounts in the comparative information were reclassified to the relevant sections in the financial statements for the current period

2.	Revenue

	For the six-month period ended		For the three-month period ended		For the year ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Fixed-line telephony	1,160	1,224	572	607	2,393
Internet - infrastructure	581	534	285	269	1,092
Transmission and data communication	492	461	247	233	931
Other services	127	129	57	61	232
	2,360	2,348	1,161	1,170	4,648

Condensed Separate Interim Financial Information as at June 30, 2012 (Unaudited)

Notes to the Condensed Separate Interim Financial Information

3.	General and operating expenses

	For the six-month period ended				For the three-month period ended			Year ended
	June 30				March 31			December 31
	2012		2011		2012	2011		2011
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)		(Audited)
	NIS million		NIS million		NIS million	NIS million		NIS million

Interconnectivity and payments to operators	147		157	*	72	78	*	314
Sales and marketing expenses	50	**	89	*	42	42	*	194
Terminal equipment and materials	51		39		27	17		89
Maintenance of buildings and sites	122		122		59	60		247
Services and maintenance by sub-contractors	39		38		19	18		76
Vehicle maintenance expenses	37		41		18	20		78
Royalties and others	54		38		26	18		76
	500		524		263	253		1,074

*	Reclassified

**
See Note 13.1 to the consolidated financial statements with regard to a settlement arrangement between the Company and the Ministry of Communications concerning the State of Israel government authorities' claim for payment of frequency fees in Judea, Samaria and Gaza. Following the settlement the Company reduced its liabilities for frequency fees and decreased operating and general expenses by NIS 37 million and financing expenses by NIS 13 million.

4.	Contingent liabilities

During the normal course of business, legal claims were filed against the Company or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's managements, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 150 million where  provisions are required to cover the exposure resulting from such claims.

In the opinion of the Company's management, the amount of additional exposure (in addition to the foregoing provisions) as of June 30, 2012, due to claims filed against the Company on various matters and which are unlikely to be realized, amounts to NIS 2 billion. In addition there is further exposure in the amount of NIS 388 million regarding legal claims for which at this stage the likelihood of their success cannot be assessed. Of the above amount, an amount of NIS 361 million is for legal claims filed against the Company and other related companies without specifying the portion of the amount claimed from each of the defendants.

All the foregoing amounts are linked to the CPI and are stated net of interest.

In addition, there are other claims for which the Company has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

For further information pertaining to contingent liabilities see Note 5 to the Consolidated Statements, Contingent Liabilities.

Condensed Separate Interim Financial Information as at June 30, 2012 (Unaudited)

Notes to the Condensed Separate Interim Financial Information

5.	Material agreements and transactions with investee companies during the reporting period and thereafter

5.1.	Loans to investees

5.1.1
On March 29, 2012 the Company granted a loan in the amount of NIS 440 million to Pelephone Communications Ltd. ("Pelephone"). The loan bears fixed annual interest of 5.7%. The loan is repayable in ten equal annual payments commencing from March 15, 2013.

5.1.2	The loan granted by the Company to Pelephone on May 17, 2011 in the amount of NIS 280 million was repaid on May 17, 2015, in accordance with the terms of the loan.

5.1.3
During July 2012, Pelephone notified the Company of its intention to make early payment in August 2012 of NIS 270 million of the loan granted to it in December 2011, in a total amount of NIS 450 million.

5.1.4
On March 29, 2012 the Company granted a loan in the amount of NIS 40 million to Bezeq International Ltd. (“Bezeq International”). The loan bears fixed annual interest of 4.7%. The loan is repayable in five equal annual payments commencing from March 15, 2013.

5.1.5
On January 17, 2012 the Company granted a loan in the amount of NIS 3 million to Bezeq Online Ltd. The loan bears fixed annual interest of 4.2%. The loan is repayable in three equal annual payments commencing from January 17, 2013.

5.2.	Financial guarantees

For information pertaining to the approval of the Company's Board of Directors on August 1, 2012 with regard to providing guarantees to a bank with respect to a loan for Teletel Communication Channels Ltd. (a wholly owned subsidiary of Walla!  Communication Ltd.), see Note 4.1.2 to the consolidated financial statements.

5.3.	Dividends

5.3.1	During May 2012, Pelephone paid to the Company a NIS 466 million dividend, which was announced during that month.

5.3.2	During May 2012, Bezeq International paid to the Company a NIS 90 million dividend, which was announced during that month.

5.3.3	On July 25, 2012, the board of directors of Bezeq International resolved to distribute a dividend in the amount of NIS 74 million in October 2012.

5.3.4	On July 24, 2012, the board of directors of Pelephone resolved to distribute a dividend in the amount of NIS 410 million in October 2012.

5.4.
In February 2012, Stage One Venture Capital Fund (Israel) L.P. ("the Fund") signed an agreement to sell its entire holdings in Traffix Communications Systems Ltd. In March 2012 the Company received its share in the distribution of profits of the Fund in the amount of NIS 80 million.  The profits from the sale are included under the profits of equity accounted investees in the Company, net of tax. Consequently, the Company's tax expenses include tax expenses for these profits.